                                                                                                                         Exhibit 12


                      GENZYME CORPORATION AND SUBSIDIARIES
                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                                 (IN THOUSANDS)

                                                                                                                   For the Nine
                                                                                                                   Months Ended
                                                                              Year ended December 31,              September 30,
                                                            -----------------------------------------------    ----------------
                                                               1994      1995      1996       1997      1998      1998        1999
                                                               ----      ----      ----       ----      ----      ----        ----
Income (loss) before income taxes ......................    $30,784   $43,299  $(69,622)   $25,729  $102,437   $60,982     $63,785
Add:
  Portion of rents representative of the interest factor      2,888     3,335     4,260      5,421     6,142     4,607       5,384
  Amortization of debt conversion feature value ........         --        --        --      2,028     3,025     2,654          --
  Amortization of debt discount ........................         --        --        --        196       955       633         964
  Interest on indebtedness .............................      1,354     1,109     7,170     10,599    18,757    12,915       16,193
                                                           --------  --------  --------   --------  --------   -------     --------
As adjusted income (loss) ..............................    $35,026   $47,743  $(58,192)   $43,973  $131,316   $81,391      $86,326
                                                           ========  ========  ========   ========  ========   =======     ========

Fixed charges:
  Portion of rents representative of the interest factor      2,888     3,335     4,260      5,421     6,142     4,607        5,384
  Amortization of debt conversion feature value ........         --        --        --      2,028     3,025     2,654           --
  Amortization of debt discount ........................         --        --        --        196       955       633          964
  Interest on indebtedness .............................      1,354     1,109     7,404     10,808    18,969    13,111       16,458
  Capitalized interest .................................      8,945     8,736     2,377        470       669       423          539
  Capitalized amortization of debt discount ............        275       275        57         --        --        --          --
                                                            -------   -------   -------    -------   -------   -------      -------
Total fixed charges ....................................    $13,462   $13,455   $14,098    $18,923   $29,760   $21,428      $23,345
                                                            =======   =======   =======    =======   =======   =======      =======
Ratio of earnings to fixed charges (1) .................       2.6x      3.5x        --       2.3x      4.4x      3.8x         3.7x
                                                           ========  ========  ========   ========  ========   =======     ========


-----------------
(1) The ratio of earnings to fixed charges is not presented for the year ended December 31, 1996 because in such year fixed charges exceeded earnings (as set forth above) by $72.3 million due primarily to charges for in-process research and development of $130.6 million.